SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 8)*

                          Chiron Corporation
---------------------------------------------------------------------
                           (Name of Issuer)

                Common Stock, Par Value $0.01 Per Share
---------------------------------------------------------------------
                    (Title of Class of Securities)

                               170040109
         -----------------------------------------------------
                            (CUSIP Number)


   Dr. Herbert Gut                              Philip A. Gelston, Esq.
    Novartis AG                                 Cravath, Swaine & Moore
  Schwarzwaldallee 215                               Worldwide Plaza
    CH-4058, Basel                                  825 Eighth Avenue
     Switzerland                                New York, New York 10019
    41-61-696-1111                                   (212) 474-1000
---------------------------------------------------------------------
       (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                           December 20, 1996
      ----------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following page(s))

                             SCHEDULE 13D

CUSIP No. 170040109
---------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Novartis Biotech Partnership, Inc.
         I.R.S. No.
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS
         AF
---------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER
         SHARES                -0-
       BENEFICIALLY       -------------------------------------------
      OWNED BY EACH        8   SHARED VOTING POWER
        REPORTING              85,352,824*
       PERSON WITH        -------------------------------------------
                           9   SOLE DISPOSITIVE POWER
                               -0-
                          -------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               85,352,824*
---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         85,352,824*
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                          [ ]
---------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED
  13     BY AMOUNT IN ROW (11)
         46.9%*
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO



--------------------

     *Assuming the exercise of an option to purchase such number of shares of Common Stock as will result in the ownership of 49.9% of the outstanding Common Stock, and subtracting shares of Common Stock beneficially owned by Novartis Corp, Novartis Pharma or Novartis that are not so owned by Novartis Biotech.

                             SCHEDULE 13D

CUSIP No. 170040109
---------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
---------------------------------------------------------------------
         Novartis Corporation
         I.R.S. No. 13-1834433
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                             (b) [ ]
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS
         AF
---------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [X]
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
---------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER
         SHARES                -0-
       BENEFICIALLY       -------------------------------------------
      OWNED BY EACH        8   SHARED VOTING POWER
        REPORTING              85,360,280*
       PERSON WITH        -------------------------------------------
                           9   SOLE DISPOSITIVE POWER
                               -0-
                          -------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               85,360,280*
---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         85,360,280*
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                          [ ]
---------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED
  13     BY AMOUNT IN ROW (11)
         46.9%*
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
---------------------------------------------------------------------



--------
     *Assuming the exercise of an option to purchase such number of shares of Common Stock as will result in the ownership of 49.9% of the outstanding Common Stock, and subtracting shares of Common Stock beneficially owned by Novartis Pharma or Novartis but not by Novartis Corp.

                             SCHEDULE 13D


CUSIP No. 170040109
---------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Novartis Pharma Inc.
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                             (b) [ ]
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC
---------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland
---------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER
         SHARES                -0-
       BENEFICIALLY       -------------------------------------------
      OWNED BY EACH        8   SHARED VOTING POWER
        REPORTING              5,121,460
       PERSON WITH        -------------------------------------------
                           9   SOLE DISPOSITIVE POWER
                               -0-
                          -------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               5,121,460
---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,121,460
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                          [ ]
---------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED
  13     BY AMOUNT IN ROW (11)
         3%
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------

                             SCHEDULE 13D

CUSIP No. 170040109
---------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Novartis Inc.
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                             (b) [ ]
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC
---------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [X]
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland
---------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER
         SHARES                348,028
       BENEFICIALLY       -------------------------------------------
      OWNED BY EACH        8   SHARED VOTING POWER
        REPORTING              90,481,740*
       PERSON WITH        -------------------------------------------
                           9   SOLE DISPOSITIVE POWER
                               328,028
                          -------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               90,481,740*
---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         90,829,768*
---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                          [ ]
---------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED
  13     BY AMOUNT IN ROW (11)
         49.9%*
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------




--------

     *Assuming the exercise of an option to purchase such number of shares of Common Stock as will result in the ownership of 49.9% of the outstanding Common Stock.

Item 1.  Security and Issuer.

          This amendment to a statement on Schedule 13D relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Chiron Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4560 Horton Street, Emeryville, California 94608.

          On November 28, 1994, Ciba-Geigy Limited ("Ciba"), Ciba-Geigy Corporation ("CGC") and Ciba Biotech Partnership, Inc. (the "Purchaser") filed a combined tender offer statement on Schedule 14D-1 (the "14D-1 Statement") and statement on Schedule 13D (the "13D Statement and, together with the 14D-1 Statement, the "Statement") in connection with an offer by Biotech to purchase shares of the Company's Common Stock. On January 11, 1995, Ciba, CGC and Biotech filed Amendment No. 7 to the Statement, which was the Final Amendment to the 14D-1 Statement. Novartis Inc., the successor by consolidation to Ciba-Geigy Limited ("Novartis"), Novartis Corporation, formerly Ciba-Geigy Corporation ("Novartis Corp"), Novartis Biotech Partnership, Inc., formerly Ciba Biotech Partnership, Inc. ("Biotech"), and Novartis Pharma Inc. ("Novartis Pharma" and, together with Novartis, Novartis Corp and Biotech the "Reporting Persons") hereby amend, restate and supplement the 13D Statement.


Item 2.  Identity and Background.

          (a), (b), (c) and (f) Novartis, a corporation organized under the laws of Switzerland, is the publicly owned parent of a group of affiliated companies and was formed in 1996 in connection with the merger (the "Merger") of Ciba and Sandoz Ltd. ("Sandoz"). Shares of Novartis are listed on various stock exchanges in Switzerland, including principally the Zurich Stock Exchange. Novartis' principal business is as a holding company which participates through various investments in the fields of health care, agriculture, nutrition and specialty chemicals and related fields. The principal office and principal business of Novartis are located at Schwarzwaldallee 215, CH-4002 Basel, Switzerland.

          Novartis Pharma Inc., a corporation organized under the laws of Switzerland, is primarily engaged in the manufacture and sale of a broad range of products in the healthcare field. The principal business and principal office of Novartis Pharma are located at Lichtstrasse 35, CH-4002 Basel, Switzerland. Novartis Pharma is a wholly owned subsidiary of Novartis.

          Novartis Corp, a New York corporation, is the surviving corporation in the merger of Sandoz Corporation with and into CGC. Novartis Corp is a holding company which through its subsidiaries and investments is engaged primarily in the development and manufacture of agricultural chemicals, pharmaceuticals, nutrition and vision care products in the United States. The principal office and principal business of Novartis Corp is 520 White Plains Road, Tarrytown, New York 10591. Novartis Corp is a wholly owned subsidiary of Novartis.

          Biotech, a Delaware corporation, was organized to acquire and hold shares of Common Stock of the Company and has not conducted any unrelated activities since its organization. The principal office and principal business of Biotech is located at 520 White Plains Road, Tarrytown, New York 10591. Biotech is an indirect wholly owned subsidiary of Novartis.

          The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

          (d) and (e) Except as set forth on Schedule II hereto, which is incorporated herein by reference, with respect to Novartis Corp, none of the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

          The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase included as Exhibit (a)(1) hereto (the "Offer to Purchase") is incorporated herein by reference. The shares of Common Stock held by Novartis Pharma were transferred to it by Novartis following the Merger.


Item 4.  Purpose of Transaction.

          (a) - (g), (j) The information set forth in Section 12 ("Purpose of the Offer; the Investment Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference and is amended and supplemented by the description of the November 1996 Agreement set forth under such heading in Item 6 hereof.

          (h), (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

          (a) and (b) As of the date of this Amendment, Biotech is the record holder of 73,842,852 shares of Common Stock. In addition, pursuant to the Market Price Option Agreement, Biotech or its designee, which must be Novartis or a subsidiary thereof, has the right to purchase from the Company under certain circumstances such number of shares of Common Stock as are necessary for the Reporting Persons to maintain collectively up to a 49.9% ownership interest in the Company, which as of November 1, 1996, constituted the right to purchase an additional 11,509,972 shares, based on 170,513,610 shares of Common Stock outstanding at November 1, 1996, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 29, 1996. After adjusting the total number of shares beneficially owned by Biotech to exclude 5,476,944 shares of Common Stock of which Novartis is the beneficial owner but that are not beneficially owned by Biotech, Biotech has a beneficial interest in 85,352,824 shares of Common Stock, or 46.9% of the outstanding Common Stock. Biotech has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

          Novartis Pharma is the record holder of 5,121,460 shares of Common Stock, or 3% of the outstanding Common Stock. Novartis Pharma has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

          Novartis is the beneficial owner of the shares of Common Stock beneficially owned by Novartis Pharma, Novartis Corp and Biotech, as well as 348,028 shares that are issuable upon the exercise of the Company's 7-1/4% Convertible Subordinated Debentures due 2015 (the "Convertible Debentures"). Novartis beneficially owns 90,829,768 shares of Common Stock, giving it a 49.9% beneficial interest in the Company. Novartis has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Biotech, Novartis Corp and Novartis Pharma, and has sole power with respect to the shares of Common Stock issuable upon the exercise of the Convertible Debentures.

          To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common
Stock.

          (c) Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on
Schedule I with respect to each such Reporting Person has engaged in any transaction in the Common Stock in the past 60 days.

          (d) Not applicable.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Except as set forth in Section 12 ("Purpose of the Offer; the Investment Agreement; Other Agreements") of the Offer to Purchase, which is incorporated herein by reference, and as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto with respect to each such Reporting Person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

November 1996 Agreement

          In connection with obtaining the approval of the United States Federal Trade Commission (the "FTC") for the Merger, the Company entered into an Agreement Containing Consent Order among Ciba, CGC, Sandoz, Sandoz Corporation, Novartis, the Company and the FTC (the "Consent Order"). On November 27, 1996, Novartis and the Company entered into an agreement (the "November 1996 Agreement") providing for, among other things, amendments to the Investment Agreement which have the effect of, among other things, (i) extending the Guarantee Termination Date to 2011, (ii) extending until 2008 the date until which the Company may borrow or reborrow amounts guaranteed by Novartis under the Credit Facility and (iii) permitting the Company at its option to increase the amount guaranteed by Novartis under the Credit Facility from time to time by up to $300,000,000, with a corresponding reduction in the Subscription Amount (the dollar amount of Common Stock that the Company can put to Biotech) under the Subscription Agreement. Subject to certain exceptions, the November 1996 Agreement will terminate if the FTC does not give its final approval to the Merger or if the Merger is not consummated by March 31, 1997. The Merger was consummated on December 20, 1996.

          The November 1996 Agreement also provides for, among other things, (i) the cross- licensing by the Company and Novartis of certain patents for use in gene therapy, (ii) the payment by Novartis to the Company of $60 million in respect of such cross-licensing,
(iii) other arrangements with respect to the licensing or sharing of certain patents or technologies and (iv) an agreement by Novartis to guarantee up to an additional $200 million of the Company's debt to the extent incurred to repay certain existing indebtedness of the Company, in each case as more fully set out in the November 1996 Agreement. The foregoing description of the November 1996 Agreement is qualified in its entirety by reference to such Agreement, which is filed as Exhibit (c)(11) hereto and incorporated by reference herein.

Stipulation of Settlement

          On December 23, 1996, the United States District Court for the Northern District of California, San Jose Division (the "Court"), preliminarily approved a settlement of the matter of Dr. Michael Perera, et al. v. Chiron Corporation, et al. Subject to final approval by the Court and the entry of a final judgment, the settlement would provide for cash payments by the Reporting Persons to be funded with the proceeds of a sale by Biotech of 6,000,000 "European" put options. Each put would entitle the holder to require Biotech to purchase, on the third anniversary of the issuance of the puts, one share of the Company's Common Stock for $30. Biotech will have the right, which it expects to exercise in all cases, to settle its obligations, if any, under any put by paying cash to the holder of the put equal to the excess, if any, of $30 over the average of the closing market prices for the Common Stock for the 20 trading days ending on the trading day immediately preceding the maturity date of the put, rather than by acquiring additional Common Stock of the Company. In the event an organized sale (e.g., in an underwriting or other organized manner such as block sales) of the puts cannot be consummated, no puts will be sold.

          A copy of the Stipulation of Settlement is filed as Exhibit
(c)(12) hereto.

Item 7.  Material to be Filed as Exhibits.

(a)(1)   Offer to Purchase.

(c)(1) Investment Agreement dated as of November 20, 1994, among Ciba, CGC, the Purchaser and the Company.

(c)(2) Governance Agreement dated as of November 20, 1994, among Ciba, CGC and the Company.

(c)(3) Market Price Option Agreement dated as of November 20, 1994, among Ciba, CGC, the Purchaser and the Company.

(c)(4) Subscription Agreement dated as of November 20, among Ciba, CGC, the Purchaser and the Company.

(c)(5) Cooperation and Collaboration Agreement dated as of November 20, 1994, between Ciba and the Company.

(c)(6) Registration Rights Agreement dated as of November 20, 1994, between the Purchaser and the Company.

(c)(7) Amendment dated as of January 3, 1995, by and among Ciba, CGC, the Purchaser and the Company.

(c)(8) Supplemental Agreement dated as of January 3, 1995, by and among Ciba, CGC, the Purchaser and the Company.

(c)(9) Supplemental Benefits Agreement dated as of January 3, 1995, by and among Ciba, CGC, the Purchaser and the Company.

(c)(10) Amendment with Respect to Employee Stock Option Arrangements, dated as of January 3, 1995, by and among Ciba, CGC, the Purchaser and the Company.

(c)(11)  Agreement dated November 27, 1996, between Ciba and the Company.

(c)(12) Stipulation of Settlement dated October 9, 1996 (without exhibits).

                               SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 17, 1997

                            NOVARTIS BIOTECH PARTNERSHIP,
                            INC.,

                              by
                                /s/ Douglas G. Watson
                                ------------------------------
                                Name:  Douglas G. Watson
                                Title:  President


                            NOVARTIS INC.,

                              by
                                 /s/ Urs Barlocher
                                 -----------------------------
                                 Name:  Urs Barlocher
                                 Title:  General Counsel

                              by
                                 /s/ Martin Henrich
                                 -----------------------------
                                 Name:  Martin Henrich
                                 Title:  General Counsel


                            NOVARTIS CORPORATION,

                              by
                                /s/ Douglas G. Watson
                                ------------------------------
                                Name:  Douglas G. Watson
                                Title:  President

                            NOVARTIS PHARMA INC.,

                              by
                                /s/ Urs Barlocher
                                ------------------------------
                                Name:  Urs Barlocher
                                Title:  Secretary to the
                                        Board


                              by
                                /s/ Herbert Gut
                                ------------------------------
                                Name:  Herbert Gut
                                Title:  General Counsel

                             EXHIBIT INDEX


Exhibit
Number                  Exhibit Name                         Page No.
-------                 ------------                         --------

(a)(1)      Offer to Purchase.............................   *

(c)(1)      Investment Agreement dated as of November 20,
            1994, among Ciba, CGC,  the Purchaser and the
            Company......................................    *

(c)(2)      Governance Agreement dated as of November 20,
            1994, among Ciba, CGC and the Company........    *

(c)(3)      Market Price Option Agreement dated as of
            November 20, 1994, among Ciba, CGC, the
            Purchaser and the Company...................     *

(c)(4)      Subscription Agreement dated as of November 20,
            among Ciba, the Purchaser, CGC and the
            Company......................................    *

(c)(5)      Cooperation and Collaboration Agreement dated as
            of November 20, 1994, between Ciba and the
            Company.......................................   *

(c)(6)      Registration Rights Agreement dated as of
            November 20, 1994, between the Purchaser and
            the Company...................................   *

(c)(7)      Amendment dated as of January 3, 1995, by and
            among Ciba, CGC,  the Purchaser and the
            Company.......................................   *

(c)(8)      Supplemental Agreement dated as of January 3, 1995,
            by and among Ciba, CGC, the Purchaser and the
            Company......................................    *

(c)(9)      Supplemental Benefits Agreement dated as of
            January 3, 1995, by and among Ciba, CGC, the
            Purchaser and the Company....................    *

(c)(10)     Amendment with Respect to Employee Stock Option
            Arrangements, dated as of January 3, 1995, by
            and among Ciba, CGC, the Purchaser and the
            Company......................................    *


--------------------
*Previously Filed


                             Pge 15 of 78

Exhibit
Number                  Exhibit Name                         Page No.
-------                 ------------                         --------


(c)(11)     Agreement dated November 27, 1996,
            between Ciba and the Company.................    26

(c)(12)     Stipulation of Settlement dated October 9,
            1996 (without exhibits)......................    35

                                                            SCHEDULE I



                  DIRECTORS AND EXECUTIVE OFFICERS OF
      NOVARTIS, NOVARTIS PHARMA, NOVARTIS CORP AND THE PURCHASER


Directors and Executive Officers of Novartis

          The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis.


Name, Function &
Business Address                   Citizenship     Principal Occupation
----------------                   -----------     ----------------------
Dr. Alex Krauer*,                  Switzerland     Chairman of the Board
Chairman of the Board                              of Directors of Novartis
c/o Novartis Inc.
Schwarzwaldallee 215
CH-4058 Basel, Switzerland

Dr. Daniel Vasella*,               Switzerland     President and Chairman
Director,  President and                           of the Executive
Chairman of                                        Committee of Novartis
the Executive Committee
c/o Novartis Inc.
Schwarzwaldallee 215
CH-4058 Basel, Switzerland

Prof. Dr. Duilio Arigoni,          Switzerland     Chemistry Professor
Director                                           at ETH Zurich
c/o Organic Chemistry Laboratory
Federal Institute of Technology
(ETH-Z)
Universitatstrasse 16
CH-8092 Zurich, Switzerland

Birgit Breuel, Director            Germany         Commissioner General
c/o Generalkommissariat                            EXPO 2000 mbH
EXPO 2000 mbH
Wallstrasse 15/15A
D-10179 Berlin, Germany


-------------------
*Member of the Committee
 of the Board

Name, Function &
Business Address                   Citizenship     Principal Occupation
----------------                   -----------     ----------------------
Prof. Dr. Peter Burckhardt,        Switzerland     Medical Professor
Director                                           University of Lausanne
c/o Centre Hospitalier
Universitaire CHUV
Dept. de medecine interne
CH-1011 Lausanne, Switzerland

Dr.h.c. Kaspar V. Cassani,         Switzerland     Retired Vice-Chairman
Director,                                          of IBM Corporation
Haldenstrasse 53
CH-8142 Uitikon, Switzerland

Dr. Hans-Ulrich Doerig,            Switzerland     CEO of Credit Suisse
Director                                           of IBM Corporation
c/o Credit Suisse First Boston
Uetlibergstrasse 231
CH-8070 Zurich, Switzerland

Walter G. Frehner, Director        Switzerland     Retired Chairman of the
Inzlingerstrasse 276                               Board of Swiss Bank
CH-4125 Riehen, Switzerland                        Corporation

Robert L. Genillard, Director      Switzerland     Vice Chairman of the
1 Quai du Mont-Blanc                               Supervisory Board of
CH-1211 Geneva, Switzerland                        TBG Holding N.V.

Alexandre Jetzer, Director         Switzerland     Head of International
c/o Novartis International Inc.                    Coordination, Human
Lichtstrasse 35                                    Resources, Legal, Tax of
CH-4002 Basel, Switzerland                         Novartis; Member of the
                                                   Executive Committee of
                                                   Novartis

Pierre Landolt, Director           Switzerland     Member of the Board of
c/o Fazenda Tamandua                               Banque Scandinave en
Santa Terezinha-Paraiba                            Suisse
PB 58772, Brazil

Heini Lippuner, Director           Switzerland     Retired; Former President
Wartenbergstrasse 33                               and Chief Operating
CH-4104 Oberwil, Switzerland                       Officer of Ciba

Hans-Jorg Rudloff*, Vice Chairman  Germany         Chairman of MC Securities
of the Board                                       Limited
c/o MC Securities Limited
Commercial Union Tower
One Undershaft
UK-London EC3A 8LH, England

Prof. Dr. William J. Rutter,       USA             Chairman and CEO of Chiron
Director                                           Corporation
c/o Chiron Corporation
4560 Horton Street
Emeryville, CA 94608, USA

Name, Function &
Business Address                   Citizenship     Principal Occupation
----------------                   -----------     ----------------------

Prof. Dr. Helmut Sihler*,Vice-     Austria         Retired Chairman of the
Chairman of the Board                              Central Board of
c/o Henkel KGaA                                    Management of Henkel KGaA
Henkelstrasse
D-40191 Dusseldorf, Germany

Dr. Jean Wander, Director          Switzerland     Tax and Legal Advisor in
Bollwerk 21                                        Berne
CH-3000 Berne, Switzerland

Dr. Raymond Breu                   Switzerland     Chief Financial Officer of
c/o Novartis International Inc.                    Novartis; Member of
Lichtstrasse 35                                    the Executive Committee of
CH-4002 Basel, Switzerland                         Novartis

Dr. Hans Kindler                   Switzerland     Head of Swiss Services
c/o Novartis Inc.                                  Novartis; Member of the
Schwarzwaldallee 215                               Executive Committee of
CH-4058 Basel, Switzerland                         Novartis

Pierre Douaze                      France          Head of Novartis
c/o Novartis Pharma Inc.                           Healthcare; Member of the
Lichtstrasse 35                                    Executive Committee of
CH-4002 Basel, Switzerland                         Novartis

Dr. Wolfgang Samo                  Switzerland     Head of Agribusiness
c/o Novartis International Inc.                    Novartis; Member of the
Schwarzwaldallee 215                               Executive Committee of
CH-4058 Basel, Switzerland                         Novartis

David Pyott                        United Kingdom  Head of Nutrition
c/o Novartis International Inc.                    Novartis; Member of the
Lichtstrasse 35                                    Executive Committee of
CH-4002 Basel, Switzerland                         Novartis

Dr. Hermann Vodicka                Austria         Head of Ciba Specialty
c/o Ciba Specialty Chemicals Inc.                  Chemicals; Member of
Klybeckstrasse 141                                 the Executive Committee of
CH-4002 Basel, Switzerland                         Novartis

Directors and Executive Officers of Novartis Pharma

          The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Pharma.


Name, Function &
Business Address                   Citizenship     Principal Occupation
----------------                   -----------     ----------------------

Dr. Daniel Vasella, Chairman of    Switzerland     President and Head of the
the Board                                          Executive Committee of
c/o Novartis Inc.                                  Novartis
Schwarzwaldallee 215
CH-4058 Basel, Switzerland

Pierre Douaze, Director            France          Head of Novartis
c/o Novartis Pharma Inc.                           Healthcare; Member of the
Lichtstrasse 35                                    Executive Committee of
CH-4002 Basel, Switzerland                         Novartis Pharma

Dr. Raymond Breu, Director         Switzerland     Chief Financial Officer of
c/o Novartis International Inc.                    Novartis; Member of the
Lichtstrasse 35                                    Executive Committee of
CH-4002 Basel, Switzerland                         Novartis Pharma

Philippe Le Goff                   France          Head of Strategic
c/o Novartis Pharma Inc.                           Planning and Business
Lichtstrasse 35                                    Development; Member of the
CH-4002 Basel, Switzerland                         ExecutiveCommittee of
                                                   Novartis Pharma

Christophe Jean                    Belgium         Head of Controlling and
c/o Novartis Pharma Inc.                           Information System; Member
Lichtstrasse 35                                    of the Executive Committee
CH-4002 Basel, Switzerland                         of Novartis Pharma

Joerg Reinhardt                    Germany         Head of Preclinical
c/o Novartis Pharma Inc.                           Development and Project
Lichtstrasse 35                                    Management; Member of the
CH-4002 Basel, Switzerland                         ExecutiveCommittee of
                                                   Novartis Pharma

Dr. William J. Jenkins             Great Britain   Head of Clinical
c/o Novartis Pharma Inc.                           Development and Regulatory
Lichtstrasse 35                                    Affairs; Member of the
CH-4002 Basel, Switzerland                         Executive Committee of
                                                   Novartis Pharma

Name, Function &
Business Address                   Citizenship     Principal Occupation
----------------                   -----------     ----------------------

Heinrich Scherfler                 Austria         Head of Technical
c/o Novartis Pharma Inc.                           Operations; Member of the
Lichtstrasse 35                                    Executive Committee of
CH-4002 Basel, Switzerland                         Novartis Pharma

James Youmans                      USA             Head of Marketing and
c/o Novartis Pharma Inc.                           Country Operations; Member
Lichtstrasse 35                                    of the Executive Committee
CH-4002 Basel, Switzerland                         of Novartis Pharma

Directors and Executive Officers of Novartis Corp

          The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Corp are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Corp.


Name, Function &
Business Address                   Citizenship     Principal Occupation
----------------                   -----------     ----------------------

Richard Barth, Director            USA             Retired
c/o Novartis Corporation
520 White Plains Road
P.O. Box 2005
Tarrytown, NY 10591, USA

Pierre Douaze, Director            France          Head of Novartis
c/o Novartis Pharma Inc.                           Healthcare
Lichtstrasse 35
CH-4002 Basel, Switzerland

Fred J. Meyer, Director            Switzerland     Chief Financial Officer of
c/o Omnicom Group Inc.                             Omnicom Group, Inc.
437 Madison Avenue
New York, NY 10022, USA

Douglas G. Watson, Director and    USA             Vice Chairman,
Vice Chairman of the Board;                        President and Chief
President and Chief Executive                      Executive Officer of
Officer                                            Novartis Corporation
c/o Novartis Corporation
520 White Plains Road
P.O. Box 2005
Tarrytown, NY 10591, USA

Dr. Raymond Breu, Director         Switzerland     Chief Financial Officer
c/o Novartis International Inc.                    and Member of the
Lichtstrasse 35                                    Executive Committee of
CH-4002 Basel, Switzerland                         Novartis Inc.

Charles O. O'Brien, Director       USA             Retired
c/o Novartis Corporation
520 White Plains Road
P.O. Box 2005
Tarrytown, NY 10591, USA

Name, Function &                                   Present Principal
Business Address                   Citizenship     Occupation
----------------                   -----------     -----------------

Alfred Piergallini, Director       USA             Vice Chairman, President
c/o Gerber Products Company                        and Chief Executive
445 State Street                                   Officer of Gerber Products
Fremont, MI 49413, USA                             Company; Vice Chairman and
                                                   President of Gerber
                                                   Holding Company

David Pyott, Director              United Kingdom  Head of Nutrition Division
c/o Novartis International Inc.                    and Member of the
Lichtstrasse 35                                    Executive Committee of
CH-4002 Basel, Switzerland                         Novartis Inc.

Dr. Wolfgang Samo, Director        Switzerland     President of Novartis Crop
c/o Novartis International Inc.                    Protection Inc.
Schwarzwaldallee 215
CH-4058 Basel, Switzerland

Prof. Dieter Seebach, Director     Switzerland     Professor at Swiss Federal
c/o Swiss Federal Institute of                     Institute of Technology,
Technology Laboratory 4, Organic                   Zurich, Switzerland
Chemicals
ETH Center
CH-8092 Zurich, Switzerland

Daniel Vasella, Director and       Switzerland     President, Chairman of the
Chairman of the Board                              Executive Committee of
c/o Novartis Inc.                                  Novartis Inc.
Schwarzwaldallee 215
CH-4058 Basel, Switzerland

Directors and Executive Officers of Biotech

          The name, address and present principal occupation or employment of each of the directors and executive officers of Biotech are set forth below.


Name, Function &                                   Present Principal
Business Address                   Citizenship     Occupation
----------------                   -----------     -----------------

Jeffrey Benjamin, Director, Vice   USA             Attorney of Novartis
President and Secretary                            Corporation
c/o Novartis Corporation
520 White Plains Road
P.O. Box 2005
Tarrytown, NY 10591, USA

Kenneth R. Klauser, Sr., Director  USA             Formerly Vice President,
and Vice President                                 Finance and Information
c/o Novartis Corporation                           Services, and Controller
520 White Plains Road                              of CGC
P.O. Box 2005
Tarrytown, NY 10591, USA

Douglas G. Watson, Director and    USA             Vice Chairman of the Board
President                                          and President of Novartis
c/o Novartis Corporation                           Corporation
520 White Plains Road
P.O. Box 2005
Tarrytown, NY 10591, USA

                                                           SCHEDULE II





          On February 28, 1992, Ciba-Geigy Corporation ("Ciba-Geigy") and two employees from its Toms River plant pleaded guilty in Superior Court, Law Division, Mercer County, New Jersey to one count of unintentional illegal disposal of pollutants in a double-lined landfill. Judgment of conviction was entered on March 23, 1992. As part of the settlement agreement, Ciba-Geigy paid a criminal fine of $3.5 million, civil penalties of $5.5 million and administrative costs of $2.35 million. At the same time, it made a contribution to the State of New Jersey of $2.5 million for environmental purposes.

          On August 14, 1992, Ciba-Geigy pleaded no contest in Louisiana State Court, 18th Judicial District, to fifteen misdemeanor counts arising from falsification of certain back-up quality control data relating to water discharge permits at its St. Gabriel plant and paid a $250,000 fine. At the same time, it made two contributions of $50,000 each to the Sheriff's offices of Iberville Parish and West Baton Rouge Parish.

          In 1992, Ciba-Geigy pleaded guilty to an Environmental Control Complaint and Summons resulting from an odor emission at its Newport, Delaware plant site. The matter was under the jurisdiction of the Delaware Justice of the Peace Court, Newport, Delaware. A fine of $598.50 was paid.

                                                       EXHIBIT (c)(11)

                                           AGREEMENT


CIBA-GEIGY LIMITED and CHIRON CORPORATION hereby agree as follows:

A.      FTC Consent Order

        Chiron will enter into the FTC Consent Order substantially as set forth on Annex A. Each of Ciba and Chiron agrees to perform its obligations under the FTC Consent Order.

B.      Compensation

        Ciba will compensate Chiron for the value of its loss of exclusionary rights as a result of the HSV-tk patent licenses granted to RPR at the FTC's insistence (which value shall in no event be less than zero), net of (i) any royalties and other compensation (if any and without duplication) paid by RPR to Chiron and the value of any licenses or sublicenses received by Chiron from RPR in connection therewith and (ii) the net value to Chiron of the cross-licensing arrangement (with respect to HSV-tk matters) (which, for purposes of this calculation, may be a negative number) between GTI and Chiron referred to in Section D1 of this Agreement (including any net compensation paid by GTI to Chiron (other than compensation paid under Section 3E hereof)). The foregoing calculation will take into account the time value of money and, with respect to the future component of any value, an appropriate discount rate. The valuation will be determined at such time as the parties shall mutually agree and in any event no later than November 24, 2001. In making such determination the loss of value to Chiron shall be determined as of the date of this agreement based upon all relevant facts and circumstances which are known at the time the valuation is determined. The valuation shall take into account (i) the actual and reasonably foreseeable decrease in Chiron's profits with respect to Chiron products covered by such HSV-tk patents due to lower profit margins resulting from the loss of such exclusionary rights and (ii) the actual and reasonably foreseeable profits lost by Chiron as a result of other companies receiving profits that would otherwise have accrued to Chiron but for the loss of such exclusionary rights, in each case over the life of the relevant patents. The parties agree that lost or reduced profits include, without limitation, (a) actual and reasonably foreseeable lost royalties from RPR and its sublicensees and the Novartis Parties (as defined below) as a result of the favorable royalty rates permitted by the FTC to be charged to RPR and the Novartis parties, and (b) actual and reasonably foreseeable lost royalties from any other license or sublicense of the HSV-tk patents entered into by Chiron as a result of lower royalty rates attributable to the loss of exclusivity, it being acknowledged by the parties that any licensing and sublicensing of the HSV-tk patents by Chiron in the absence of the FTC Consent Order as set forth in clauses (a) and (b) above would have resulted in reducing the amounts set forth in clauses (i) and (ii) of the preceding sentence, so that in no event shall Chiron be compensated under clauses (a) and (b) above without a related reduction in the amounts calculated pursuant to clauses (i) and (ii) of the preceding sentence. The loss of value to Chiron shall not take into account enhanced, exemplary or consequential damages (including, without limitation, consequential damages in the nature of harm to Chiron's strategy in gene therapy research and development generally) or damages in respect of lost opportunity, except to the extent expressly described in the previous two sentences. Chiron and Novartis will negotiate to determine amounts owed, with binding arbitration if agreement is not reached.

C.      Future Transactions

        Chiron and Ciba believe that as a result of the arrangements contained in the Governance Agreement, Chiron and its assets and businesses are and should be considered to be separate from and independent of Novartis and its assets and businesses. Ciba and Chiron agree that whenever possible they will continue to assert that they are independent for purposes of antitrust laws, it being understood that this undertaking will in no way directly or indirectly change or limit the ability of either party to exercise its rights under the Governance Agreement or other agreements between the parties or restrict the Investor Directors or the Independent Directors acting in such capacity or either party from taking any action required by law, rule, regulation or order.

        In the event that in connection with any transaction involving one party, a governmental or regulatory authority believes that the other party (or its assets) is not independent and separate, then Chiron and Ciba/Novartis will reasonably cooperate and reasonably assist each other in achieving a satisfactory resolution. All such cooperation and assistance shall be on an arm's length basis on terms consistent with the Governance Agreement and the Cooperation and Collaboration Agreement (including the preferred partnership principle), and subject to the exhaustion of reasonable alternatives by the group initiating the transaction giving rise to the applicable regulatory proceeding.

        All of the foregoing shall be subject in all respects to the terms of the Governance Agreement and other agreements between Ciba and Chiron, and shall in no way directly or indirectly limit the rights or obligations of the parties thereunder or except as explicitly set forth herein create any additional obligation or restriction of the type addressed by the Governance Agreement. In no event shall any party be required to take any action with respect to the foregoing which in its business judgment is not reasonable.

D.      Technology and Products

        1. RPR/GTI      Ciba will cause Novartis, Sandoz and/or GTI
                        (collectively, the "Novartis Parties") to grant to Chiron a sublicense (without further sub-licensing rights except to Chiron majority owned subsidiaries) to all rights licensed by RPR (or to the extent another entity succeeds to the role of RPR under the FTC Consent Order, such other entity) to the Novartis Parties in connection with the FTC Consent Order on the same terms as the license to the Novartis Parties, including the E-1, E-4 deleted adenoviral vector. In addition, Chiron and the Novartis Parties will enter into a cross-license agreement pursuant to which (i)
                        Chiron will license to the Novartis Parties all of the rights that Chiron has agreed to license to RPR
                        (or to the extent another entity succeeds to the role of RPR under the FTC Consent Order, such other entity) in connection with the FTC Consent Order, all on the same terms on which such rights are licensed to RPR, and (ii) the Novartis Parties will license or sublicense to Chiron (without the right to sublicense except to Chiron majority owned subsidiaries and, with the consent of the Novartis
                        Parties (which consent may be withheld in their sole discretion) to collaborative partners with whom Chiron shares substantial product development and downstream commercial responsibilities) all of the rights that the Novartis Parties have agreed to license or sublicense to RPR (or to the extent another entity succeeds to the role of RPR under the FTC Consent Order, such other entity) in connection with the FTC Consent Order (including, in addition to HSV-tk rights, non-exclusive rights to Factor VIII and Factor IX gene for any gene therapy, GM-CSF gene for HSV-tk gene therapy using any vector system, and any other rights required to be made available to RPR (or such other entity)), all on the same terms on which such rights are licensed or sublicensed to RPR (or such other entity), including as may be set forth in agreements entered into with RPR (or such other entity) pursuant to the terms of the FTC Consent
                        Order (i.e., the letter of intent between Sandoz and RPR dated November 20, 1996, the definitive documentation relating thereto and any other agreements entered into in place of such agreements); provided, however, that all of the foregoing grants of licenses and sublicenses will, with respect to HSV-tk rights, exclude both graft
                        v. host disease and other uses of the HSV-tk gene in a safety mode, unless Chiron elects to include
                        (i) graft v. host disease, (ii) all other uses of the HSV-tk gene in a safety mode or (iii) both of the foregoing clauses (i) and (ii) by notice to Novartis at any time prior to

                        November 24, 1997. If Chiron so elects to include graft v. host disease and/or all other uses of HSV-tk in safety mode, such election with respect to the scope of the licenses shall apply to all of the foregoing licenses or sublicenses of HSV-tk rights. Notwithstanding anything herein to the contrary, in no event shall any of the licenses or sublicenses described in this paragraph include know-how or technical assistance.

        2.  Aredia      Following termination of the existing arrangements
                        between Chiron and Ciba regarding Aredia, and without limiting the existing obligations of each party (including any existing obligation of Ciba to pay a trailing compensation based upon sales levels achieved and, consistent with previous discussions, the performance by each party with respect to Aredia promotion (which may involve sole promotion, co-promotion or some other similar arrangement as the parties may agree) during a transition period of six months on commercially reasonable terms to be promptly negotiated in good faith. Chiron shall have the right to co-promote Aredia in the United
                        States for a minimum of two years on commercially reasonable terms customary for transactions of such type to be promptly negotiated in good faith.

        3. Cell         Ciba agrees to use its reasonable efforts to assist
           Separation   Chiron in obtaining a license on commercially
           and Isola-   reasonable terms from Systemix relating to cell
           tion Tech-   separation and isolation and other technology, all
           logy         reasonably necessary for the isolation,
                        transduction, selection, maintenance, propagation and use of stem cells or other hematopoietic cells in gene therapy with respect to HIV and Factor VIII and Factor IX.

E.      Additional Agreements

        1.  Debt
            Guarantee   Term. Ciba will extend its commitment under the
                        Investment Agreement to guarantee certain Chiron debt until 2008, with related repayment obligation
                        (assuming Chiron is then non- investment grade) to be extended until 2011.

                        Principal Amount. Ciba and Chiron agree that Chiron will have an option, exercisable from time to time and at any time, to cause the Debt Guarantee under the Investment Agreement to be irrevocably increased by an amount which, when taken together with all prior increases, will not exceed $300 million, provided that the put right under the Subscription Agreement will thereupon automatically be irrevocably reduced by the amount of the increase in the Debt Guarantee. As a result, the Debt Guarantee may be increased to a maximum of $725 million, in which case the put right under the Subscription Agreement would be reduced to $200 million. The foregoing provisions do not take into account or affect the guarantee obligation provided for under "Additional Tranche" below.

                        Additional Tranche. Ciba agrees to provide an additional guarantee in the amount of $200 million for the sole purpose of guaranteeing non-convertible debt incurred under a U.S. dollar denominated revolving credit facility to prepay (at a time when conversion would not be economically attractive for the debt holders) in cash (i) the Cetus Corporation 5.25% Convertible Subordinated Debt due 2002 and (ii) the Chiron Corporation 1.90% Convertible Subordinated Notes due 2000. The terms of such debt and additional guarantee, including, without limitation, the term and interest rate thereof, shall be reasonably acceptable to Ciba (it being understood that Ciba shall have no obligation whatsoever in respect of debt that is not exempt from registration under the United States securities laws).

        2. R&D          Ciba and Chiron agree to extend the deadline for
           Facility     payment of the Buy-Out Amount under the Limited
                        Liability Company Agreement to January 1, 2005, it being understood that this will in no way affect the existing obligation of Chiron to provide notice to Ciba by January 1, 2002 as to whether it will exercise its Buy-Out Right thereunder.

        3. Deblocking   In consideration of Chiron's granting to Novartis a
                        cross-license with respect to the HSV-tk patents WO
                        89/09271, WO 90/07936, US Application 08-237783 and
                        US Application 08- 194114 , including for research uses and other uses within the scope of the Chiron
                        HSV-tk license to Novartis, Ciba shall pay to Chiron $15 million on each of January 1, 1997 (or, if later, the Novartis closing date) and January 1, 1998, and $10 million on each of January 1, 1999, January 1, 2000 and January 1,

                        2001). Each such payment shall be fully earned by Chiron when paid (and shall not be reimbursable). In the event that Ciba shall terminate Chiron's obligations (i) to Ciba under Section D1 of this Agreement and (ii) to RPR under Section A of this Agreement (to the extent so agreed by RPR) any future obligations of Ciba under this Section E3 shall be null and void.

F.      Succession

        Ciba and Chiron agree that upon consummation of the Novartis transaction Novartis will succeed to all the rights and obligations of Ciba-Geigy Limited under this Agreement and all other agreements between Ciba-Geigy Limited and Chiron or any subsidiary of Chiron. Ciba agrees to cause Novartis and GTI to comply with their obligations under this agreement.

G.      Documentation

        This agreement is fully binding on the parties hereto. Nevertheless, the parties agree that they will promptly proceed to negotiate documentation that more fully sets forth the rights and obligations of the parties hereto with respect to the matters that are the subject hereof. Such documentation will supersede this Agreement only if, and only to the extent, that the parties expressly agree in writing. The failure to enter into such further documentation shall not affect the rights or obligations of the parties hereunder.

H.      Indemnities

        Ciba will indemnify Chiron for actual damages to Chiron resulting from a breach by RPR or the Novartis Parties of their respective obligations under the RPR-GTI cross- license agreement. Ciba shall take such action as may be necessary to assure that Chiron's performance hereunder and under the FTC Consent Order are sufficient to satisfy the condition (set forth in Section 1(f)(i) of the Letter Agreement between RPR and Novartis dated November 20,
        1996) for the grant back by RPR to Chiron of the E-1, E-4 deleted adenoviral vector (as provided in such Section 1(f)(ii)).

I.      Miscellaneous

        This Agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to such State's principles of conflicts of law. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

        This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Except as described under Section F above, the rights and obligations of the parties hereto may not be assigned without the prior written consent of the other party. This Agreement will terminate if the FTC fails to give its final approval to the Novartis transaction or if the Novartis transaction is not consummated by March 31, 1997, so long as Chiron is not subject to any obligation under the FTC Consent Order or to RPR or any person or entity under or with respect to the FTC Consent Order, any agreement entered into pursuant thereto or this Agreement at or after such time. Ciba shall have the right to terminate Chiron's obligations to Novartis and to RPR (to the extent so agreed by RPR) under Sections A and D1 of this Agreement, but only if such termination would not be in violation of any legally binding obligation of Ciba.

J.      Arbitration

        To the extent that this Agreement requires that any agreement or arrangement required to be entered into pursuant hereto be entered into on commercially reasonably terms and the parties negotiate in good faith but after a reasonable period of time are unable to agree as to such terms, then either party shall be entitled to initiate binding arbitration to resolve any differences or disputes that have precluded reaching an agreement or arrangement. Arbitration shall be the exclusive means of resolving a dispute with respect to the negotiation of commercially reasonable terms under this Agreement except that each party shall be entitled to compel arbitration and/or enforce the arbitration decision in any court of competent jurisdiction.

K.      Specific Performance

        Ciba and Chiron acknowledge and agree that each of them would be damaged irreparably in the event any of the agreements set forth herein are not performed in accordance with their specific terms. Accordingly, each such party hereto agrees that the other shall be entitled to equitable relief including an injunction to prevent any breach of the covenants contained in this Agreement and to specifically enforce this Agreement in addition to any other remedy to which the parties may be entitled at law or in equity without the necessity of posting any bond.


          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 27th day of November 1996.


                              CHIRON CORPORATION,
                              a Delaware corporation,


                              By  /s/ William J. Rutter
                                -------------------------------
                                Name:  William J. Rutter
                                Title:  Chairman


                              CIBA-GEIGY LIMITED,
                              a Swiss corporation,


                              By  /s/ Dr. Alex Krauer
                                --------------------------------
                                Name:  Dr. Alex Krauer
                                Title:  Chairman and CEO


                              By  /s/ Herbert Gut
                                --------------------------------
                                Name:  Herbert Gut
                                Title:  Senior Division Chairman

MILBERG WEISS BERSHAD
  HYNES & LERACH LLP
KEITH F. PARK
600 West Broadway, Suite 1800
San Diego, CA  92101
Telephone:  619/231-1058
        - and -
MILBERG WEISS BERSHAD
  HYNES & LERACH LLP
JOHN E. GRASBERGER (89774)
JOHN K. GRANT (169813)
222 Kearny Street, 10th Floor
San Francisco, CA  94108
Telephone:  415/288-4545

WEISS & YOURMAN
KEVIN J. YOURMAN (147159)
JORDAN L. LURIE (130013)
10940 Wilshire Blvd.
24th Floor
Los Angeles, CA  90024
Telephone:  310/208-2800

STULL, STULL & BRODY
JULES BRODY                             FINKELSTEIN & ASSOCIATES
MARK LEVINE                             HOWARD D. FINKELSTEIN (102964)
6 East 45th Street, 4th Floor           501 West Broadway, Suite 1250
New York, NY  10017                     San Diego, CA  92101
Telephone:  212/687-7230                Telephone:  619/238-1333


Attorneys for Plaintiffs


                        UNITED STATES DISTRICT COURT

                      NORTHERN DISTRICT OF CALIFORNIA

                             SAN JOSE DIVISION


DR. MICHAEL PERERA, et al., On      )   No. C-95-20725-EAI
Behalf of Themselves and All Others )
Similarly Situated,                 )   CLASS ACTION
                                    )
                      Plaintiffs,   )
                                    )
        vs.                         )
                                    )
CHIRON CORPORATION, et al.,         )
                                    )
                     Defendants.    )
------------------------------------)


                         STIPULATION OF SETTLEMENT

     This Stipulation of Settlement (the "Stipulation"), dated as of October 9, 1996, is made and entered into by and among the following parties (as defined further in Section IV hereof) to the above-entitled Litigation (as hereinafter defined): (i) The Representative Plaintiffs on behalf of themselves and each of the Settlement Class Members, by and through their counsel of record in the Litigation; and (ii) Ciba-Geigy Limited, Ciba-Geigy Corporation, and Ciba Biotech Partnership, Inc., through their counsel of record in the Litigation (collectively the "Settling Parties"). The Stipulation is intended by the Settling Parties to fully, finally and forever resolve, discharge and settle the Released Claims (as defined herein), upon and subject to the terms and conditions hereof.

I.      BACKGROUND OF THE LITIGATION

     On August 25, 1994, the board of directors of Chiron Corporation ("Chiron") adopted a shareholder Rights Agreement, declaring a dividend of rights to Chiron stockholders as of a September 6, 1994 record date (the "Shareholder Rights Plan").

     On November 21, 1994, Chiron announced that it had entered into a series of agreements with Ciba-Geigy Ltd. ("Ciba") pursuant to which Ciba would increase its ownership of Chiron's outstanding common stock to approximately 49.9% by way of (a) a tender offer directly to Chiron's stockholders (the "Ciba Tender Offer"), commencing November 28, 1994, through which Ciba would purchase 11.86 million shares of Chiron stock for $117 per share in cash, and (b) the issuance of 6.6 million new Chiron shares to Ciba in exchange for Chiron's acquisition of both Ciba's worldwide Ciba

Corning Diagnostics business and Ciba's 50% interest in the Biocine Company and Biocine SpA, which were previously joint vaccine ventures between Ciba and Chiron (all such transactions and all other transactions contemplated by such series of agreements being called collectively, the "Ciba
Transaction").

     At midnight on January 3, 1995, the Ciba Tender Offer closed and Ciba subsequently made payments to Chiron's stockholders for the 11.86 million shares tendered and accepted for payment in accordance with the terms of the Ciba Transaction. On January 4, 1995, Chiron acquired from Ciba the Ciba Corning Diagnostic business and the 50% interest in the Biocine ventures that it did not already own in return for the issuance to Ciba of
6.6 million Chiron shares, again in accordance with the terms of the Ciba Transaction. In addition, on January 4, 1995, as contemplated by the agreements between Ciba and Chiron relating to the Ciba Transaction, the size of the Chiron Board of Directors was increased from eight to eleven directors and three individuals nominated by Ciba were elected to the Board.

     On October 27, 1995, Representative Plaintiffs commenced this action (the "Litigation"), asserting both state and federal claims against Chiron, certain of its officers and directors and Ciba, Ciba's Chairman Alex Krauer, Ciba-Geigy Corporation, and Ciba Biotech Partnership, Inc. with respect to the Ciba Transaction, and seeking damages and injunctive relief with respect to the Shareholder Rights Plan and with respect to payments to be made to certain Chiron employees pursuant to the Ciba Transaction on account of their Chiron stock options. The claims under Sections 10(b), 14(d) and 14(e) of the Securities Exchange Act of 1934 in connection with the Ciba Transaction challenge, among other things, the adequacy of Ciba's and Chiron's disclosures of the treatment of employee stock options in the Ciba Transaction.

     Representative Plaintiffs, the Class (as defined below) and the Chiron Defendants have since settled with one another. That settlement was approved by the Court on May 21, 1996.

     Since that time, initially under the auspices of Magistrate Judge Edward A. Infante, counsel for Representative Plaintiffs and counsel for the Settling Defendants have negotiated with one another in an effort to resolve the claims asserted in the Litigation. Counsel for Representative Plaintiffs have also reviewed and analyzed all of the deposition and document discovery they have obtained concerning the Ciba Transaction. They have also conducted research relating to legal issues involved in the Ciba Transaction. Taking into account their investigation and the terms of the Settlement, Representative Plaintiffs and their counsel believe that this settlement confers substantial benefits on members of the Class and that the terms of the Settlement are fair, reasonable, adequate and in the best interests of the Class.

II.     SETTLING DEFENDANTS' STATEMENT AND DENIAL OF
        WRONGDOING AND LIABILITY

     Settling Defendants have asserted and continue to assert that all claims and contentions raised in the Litigation are without merit and have denied and continue to deny all charges of wrongdoing or liability with respect to each and all of the claims and contentions that were alleged or that could have been alleged by the Class in the Litigation, including all contentions concerning Defendants' conduct, as well as the contentions that such conduct constitutes wrongdoing or gives rise to legal liability or has caused damage to the Class. In addition, Settling Defendants repeatedly have asserted and continue to assert many defenses to the Class claims and contentions, and, notwithstanding this Stipulation, Settling Defendants expressly assert their defenses have merit and that they have no liability to the members of the Class. Neither this Stipulation nor any document referred to herein nor any action taken to carry out this Stipulation is, may be construed as, or may be used as an admission by or against Settling Defendants of any fault, wrongdoing or liability whatsoever. There has been no determination by any court, administrative agency or other tribunal as to the factual allegations made against Settling Defendants. Neither this Stipulation nor the settlement set forth herein, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the settlement: (i) is or shall be deemed to be or shall be used as an admission of Settling Defendants, any of the Released Persons, or any other Person of the validity of any Released Claims or any wrongdoing by or liability of any of the Released Persons; (ii) is or shall be deemed to be or shall be used as an admission of any fault or omission of Settling Defendants or any of the Released Persons in any statement, release or written document or financial report issued, filed or made; (iii) shall be offered by any Settling Party against any of the Released Persons in any civil, criminal or administrative action or proceeding in any court, administrative agency or other tribunal other than such proceedings as may be necessary to consummate or enforce this Stipulation, the settlement set forth herein, the releases executed pursuant thereto, and/or the Judgment, except that this Stipulation and the Judgment and the Exhibits hereto may be filed in the Litigation or in any subsequent action brought against Settling Defendants, and/or any Released Person in order to support a defense or counterclaim of Settling Defendants and/or any Released Persons of res judicata, collateral estoppel, release, good faith settlement, or any theory of claim or issue preclusion or similar defense or counterclaim, including without limitation specific enforcement of the settlement embodied in the Stipulation by way of injunctive relief.

III.    CLAIMS OF THE REPRESENTATIVE PLAINTIFFS AND BENEFITS
        OF SETTLEMENT

     The Representative Plaintiffs believe that the claims asserted in the Litigation have merit and that the evidence developed to date supports the claims asserted. However, counsel for the Representative Plaintiffs and the Class recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Litigation against Settling Defendants through trial and post-trial appeals. Counsel for the Representative Plaintiffs and the Class also have taken into account the uncertain outcome and the risk of any litigation, especially in complex actions such as this Litigation, as well as the difficulties and delays inherent in such litigation. Counsel for the Representative Plaintiffs also are mindful of the inherent problems of proof under and possible defenses to the federal securities law violations. Counsel for the Representative Plaintiffs believe that the settlement set forth in the Stipulation confers substantial benefits upon the Settlement Class and each of the Settlement Class Members. Based on their evaluation, counsel for the Representative Plaintiffs have determined that the settlement set forth in the Stipulation is in the best interests of the Representative Plaintiffs and the Settlement Class and each of the Settlement Class Members.

IV.     TERMS OF STIPULATION AND AGREEMENT OF SETTLEMENT

     In consideration of the mutual promises and recitals contained herein, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, and pursuant to Rule 23 of the Federal Rules of Civil Procedure, IT IS HEREBY STIPULATED AND AGREED by and among the Representative Plaintiffs, on behalf of themselves and the Settlement Class Members, and Settling Defendants, by and through their respective counsel of record, that, subject to the approval of the Court, the Litigation and the Released Claims shall be finally and fully compromised, settled and released, and the Litigation shall be dismissed with prejudice, as to all Settling Parties, upon and subject to the terms and conditions of the Stipulation, as follows:

         1. Definitions

     As used in the Stipulation, including the portions of the Stipulation preceding this paragraph, the following terms have the meanings specified below:

     1.1 "Authorized Claimant" means any Settlement Class Member whose claim for recovery has been allowed pursuant to the terms of the Stipulation.

     1.2 "Chiron stock" or "Chiron common stock" or "Chiron shares" refers to the common stock, par value of $0.01 per share, of Chiron.

     1.3 "Claimant" means any Settlement Class Member who files a Proof of Claim and Release in such form and manner, and within such time, as the Court shall prescribe.

     1.4 "Class" or "Settlement Class" means all persons who owned shares of Chiron common stock beneficially or of record at any time on or after November 21, 1994 through and including January 3, 1995. Excluded from the Class are Settling Defendants, Former Defendants, members of the immediate family of any Settling Defendant or Former Defendant, any entity in which any Settling Defendant or Former Defendant has a controlling interest, any person who on January 3, 1995 held an employee stock option to purchase Chiron common stock and the legal representatives, heirs, successors, or assigns of any such excluded person or entity. Also excluded from the Settlement Class are those persons who timely and validly request exclusion from the Class pursuant to the "Notice of Pendency of Class Action and Hearing on Proposed Partial Settlement of Class Action" to be sent to the Class in connection with this settlement. The Settling Defendants stipulate to the certification of the Class solely for the purpose of this settlement.

     1.5 "Class Member," "Settlement Class Member," "Member of the Class," or "Member of the Settlement Class" means a person who falls within the definition of the "Class" as set forth in Paragraph 1.4 above.

     1.6 "Court" means the United States District Court for the Northern District of California, San Jose Division.

     1.7 "Settling Defendants" means Ciba-Geigy Limited, Ciba- Geigy Corporation and Ciba Biotech Partnership, Inc..

     1.8 "Effective Date" means the first date by which all of the events and conditions specified in Paragraph 9.1 of the Stipulation have been met and have occurred.

     1.9 "Escrow Agent" means the law firm of Milberg Weiss Bershad Hynes & Lerach LLP or its successors.

     1.10 "Escrow Account" means the segregated account set up and controlled by the Escrow Agent for the purpose of maintaining the Settlement Fund until it is distributed.

     1.11 "Final" means: (i) the date of final affirmance on an appeal of the Judgment, the expiration of the time for a petition for or a denial of a writ of certiorari to review the Judgment and, if certiorari be granted, the date of final affirmance of the Judgment following review pursuant to that grant; or (ii) the date of final dismissal of any appeal from the Judgment or the final dismissal of any proceeding on certiorari to review the Judgment; or (iii) if no appeal is filed, the expiration date of the time for the filing or noticing of any appeal from the Court's Judgment approving the Stipulation substantially in the form of Exhibit "B" hereto; i.e., thirty (30) days after entry of the Judgment. Any proceeding or order, or any appeal or petition for a writ of certiorari pertaining solely to any plan of allocation and/or application for attorneys' fees, costs or expenses, shall not in any way delay or preclude the Judgment from becoming final.

     1.12 "Former Defendants" or "Chiron Defendants" means Chiron
Corporation, Edward E. Penhoet, William J. Rutter, William G. Green, Dennis
L. Winger, William J. Link, Jack W. Schuler, Henri Schramek, Donald A. Glaser, Gilbert F. Amelio, and Lewis W. Coleman.

       1.13 "Judgment" means the judgment to be rendered by the Court, in the form attached hereto as Exhibit B.

     1.14 "Person" means an individual, corporation, partnership, limited partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assignees.

     1.15 "Plaintiffs' Settlement Counsel" means: Milberg Weiss Bershad Hynes & Lerach LLP, Keith F. Park, 600 W. Broadway, Suite 1800, San Diego, California, 92101-5050, Telephone 619/231-1058; Milberg Weiss Bershad Hynes & Lerach LLP, John Grasberger, John Grant, 222 Kearny Street, 10th Floor, San Francisco, California, 94108, Telephone 415/288-4545

     1.16 "Plan of Allocation" means a plan or formula of allocation of the Settlement Fund which shall separately be submitted by Plaintiffs' Settlement Counsel to the Court, whereby the Settlement Fund shall be distributed to Authorized Claimants after payment of expenses of notice and administration of the settlement, Taxes and Tax Expenses and such attorneys' fees, costs, expenses and interest as may be awarded by the Court. Any Plan of Allocation is not part of the Stipulation.

     1.17 "Related Parties" means each of a Person's past or present directors, officers, employees, partners, principals, agents, underwriters, issuers, insurers, co-insurers, reinsurers, controlling shareholders, attorneys, accountants, auditors, banks or investment bankers, advisors, personal or legal representatives, predecessors, successors, parents, subsidiaries, divisions, joint ventures, assigns, spouses, heirs, associates, related or affiliated entities, any entity in which a Person has a controlling interest, any members of their immediate families, or any past or present officer, director, employee, partner, principal or agent of each of the foregoing entities and their respective successors, heirs, executors, spouses, personal representatives, administrators and assigns.

     1.18 "Released Claims" means all claims, rights, causes of action, suits, matters and issues, known or unknown, that have been or could have been asserted in this or any other court or forum by the Representative Plaintiffs or by any member of the Class, as defined herein, whether directly, representatively, derivatively, individually or in any other capacity, against any of the Settling Defendants, their respective present or former officers, directors, agents, employees, attorneys, stockholders, advisors, investment bankers, commercial bankers, representatives, trustees, parents, affiliates, subsidiaries, general and limited partners, heirs, executors, administrators, successors and assigns, or against anyone else in connection with, arising out of, or in any way related to any of the acts, facts, transactions, occurrences, representations or omissions set forth, alleged, embraced or otherwise referred to in the complaints in the Litigation, or any other action asserting claims relating to the Ciba Transaction or any of the transactions contemplated by the Stipulation, including any claim for violation of federal, state or other law relating in any way to the Ciba Transaction or any of the transactions contemplated by the Stipulation, which said Representative Plaintiffs and Class members, or any of them, had, now have, or may hereafter have as a member of the Class or as an individual, and whether directly or representatively, except for claims relating to any party's alleged failure to comply with the terms and conditions of this Settlement Agreement.

     1.19 "Released Persons" means Settling Defendants and their Related
Parties.

     1.20 "Representative Plaintiffs" means Dr. Michael Perera, Marion Lord, John Weld, Sr. and Romair Development, Inc.

     1.21 "Settlement Class Period" means the period commencing on November 21, 1994 through and including January 3, 1995.

     1.22 "Settlement Fund" means (i) the proceeds from the sale of six million "European" puts (the "Settlement Puts"), each of which entitles the holder of such put to sell at the put's maturity date one share of Chiron common stock to Ciba Biotech Partnership, Inc. at a price of $30.00 per share (or to receive equivalent cash value as described in Paragraph 3.1) and (ii) any cash payment provided pursuant to Paragraph 3.3. The Settlement Puts are further described in Paragraphs 3.1-3.6 hereof.

     1.23 "Settling Parties" means, collectively, Settling Defendants and the Representative Plaintiffs on behalf of themselves and the Members of the Settlement Class.

     1.24 "Unknown Claims" means any Released Claims which the Representative Plaintiffs or any Settlement Class Member does not know or suspect to exist in his, her or its favor at the time of the release of the Released Persons which, if known by him, her or it, might have affected his, her or its decision to settle with and release the Released Persons, or might have affected his, her or its decision not to object to this Settlement. With respect to any and all Released Claims, the Settling Parties stipulate and agree that, upon the Effective Date, the Representative Plaintiffs and each of the Settlement Class Members shall be deemed to have, and by operation of the Judgment shall have, expressly waived and relinquished, to the fullest extent permitted by law, the provisions, rights, and benefits of Section 1542 of the California Civil Code, which provides:

        A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

The Representative Plaintiffs and each of the Settlement Class Members, upon the Effective Date, shall be deemed to have, and by operation of the Judgment shall have, expressly waived and relinquished any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Section 1542 of the California Civil Code. The Representative Plaintiffs and each of the Settlement Class Members acknowledge that they may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Released Claims, but the Representative Plaintiffs and each Settlement Class Member, upon the Effective Date, intend to and shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever settled and released any and all Released Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. The Settling Parties acknowledge that the foregoing waiver was separately bargained for and a key element of the Settlement of which this Release is a part.

          2.  Consent To Jurisdiction Of Magistrate Judge

     2.1 The parties hereto consent, pursuant to 28 U.S.C. Section 636(c) and Rule 73 of the Federal Rules of Civil Procedure, to the exercise by United States Magistrate Judge Edward A. Infante (the "Court") of jurisdiction over this case and to the conduct by said Court of all proceedings and the entry by said Court of such orders and judgments as are necessary or required to approve, implement and act upon the Stipulation, the Plan of Allocation, the Fee and Expense Application and all related matters.

          3. The Settlement

     3.1 Subject to the last sentence of Paragraph 3.3, as promptly as practicable after entry of the Judgment contemplated by Paragraph 9.1(d) Ciba Biotech Partnership, Inc. will provide six million "European" puts for sale to fund the Settlement Fund. Ciba and/or Ciba Geigy Corporation will guarantee Ciba Biotech Partnership Inc.'s performance of its obligations under the puts and said guarantee shall survive any bankruptcy, insolvency, receivership or similar proceeding with respect to Ciba Biotech Partnership, Inc. Each put entitles the holder to sell to Ciba Biotech Partnership, Inc. one share of Chiron stock on the date (the "maturity date") that is three years from the date of issue of the puts at a strike price of

$30.00 provided that Ciba Biotech Partnership, Inc. may, at its election, satisfy its obligation under any put by paying to the putholder cash equal to the excess, if any, of $30.00 over the average of the closing market prices for Chiron stock for the twenty trading days ending the trading day before the maturity date of the puts. The Settlement Puts will have other customary or appropriate terms, including customary anti-dilution adjustments to the initial strike price.

     3.2 It is contemplated that the Settlement Puts will be sold in an underwriting or other organized manner such as block sales (an "organized resale"). Any organized resale must, in the opinion of outside counsel to Ciba, comply with applicable law. The settlement is not contingent on the feasibility or success of any organized resale. None of the Settling Defendants will pay any of the costs of any organized resale, including underwriters' or brokers' compensation or commissions, or will take any responsibility for or be required to cooperate in any organized resale (except, subject to compliance with existing confidentiality obligations owed to Chiron, to cooperate in furnishing information necessary for any reasonably necessary due diligence) but if the Settling Defendants believe the aggregate gross proceeds of an organized resale would be less than $35 million, they may specify the manner by which the organized resale will be accomplished and name any firm engaged to assist in the organized resale. Without limiting the foregoing, the Settling Parties acknowledge that none of the Settling Defendants, any of their successors or any of their respective affiliates shall be required, in connection with, or in order to permit any organized resale, to register any securities pursuant to the Securities Act of 1933, to become a reporting company pursuant to the Securities Exchange Act of 1934 or to publicly disclose any information concerning Ciba, any of its successors or any of their respective affiliates other than information currently provided by Ciba to the Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1) under the Securities Exchange Act of 1934.

     3.3 If the aggregate gross proceeds of the organized resale are less than $35 million, Ciba Biotech Partnership Inc. will provide additional funds as follows: (a) to the extent that the aggregate gross sales proceeds are between $30 and $35 million, Ciba Biotech will make up 100% of the shortfall below $35 million; and (b) to the extent that the aggregate gross sales proceeds are less than $30 million, Ciba Biotech will make a cash payment in an amount equal to $5 million plus one-half of the shortfall below $30 million. In the event an organized resale cannot be consummated, Ciba Biotech's obligation will be to make a cash payment to the Settlement Fund of $20 million (which will satisfy the obligations of all Settling Defendants with respect to funding the Settlement Fund), and no Settlement Puts will be issued.

     3.4 The net cash proceeds of any organized resale, consistent with the terms of Paragraphs 3.1, 3.2 and 3.3 above, shall be delivered to the Escrow Agent within ten (10) days of the closing of the resale for distribution to Class Members.

     3.5 Any issuance of Settlement Puts pursuant to Paragraphs 3.1 and 3.2 shall be exempt from registration under the Securities Act of 1933, as amended. Ciba shall use reasonable efforts to list the puts on a European Exchange for trading if such listing would materially enhance the value of the puts in the organized resale. This obligation shall not require Ciba or any of its successors or any of their respective affiliates to become a reporting company under the Securities and Exchange Act of 1934 or to publicly disclose any information concerning Ciba or any of its successors or any of their respective affiliates other than information provided by Ciba to the Securities and Exchange Commission pursuant to Rule 12g3- 2(b)(1) under the Securities Exchange Act of 1934 or to expend any funds other than payment of incidental expenses.

     3.6 Unless the final sentence of Paragraph 3.3 shall be applicable, the obligations of the Settling Parties to effectuate the Settlement set forth in the Stipulation are conditioned upon delivery not later than five
(5) days before the scheduled date of the hearing for final approval of this Stipulation, to Ciba and Plaintiffs' Settlement Counsel, of a written opinion of outside counsel to Ciba substantially to the effect that: (1) the issuance of the Settlement Puts and the organized resale will qualify for an exemption from the registration requirements of Section 5 of the Securities Act of 1933 and the "blue sky" requirements of all states; and
(2) the Settlement Puts when issued in accordance with the terms of this Stipulation will constitute a legal, valid and binding obligation of Ciba Biotech Partnership Inc., enforceable against Ciba Biotech Partnership Inc., in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws relating to or affecting creditors' rights generally from time to time in effect and to general principles of equity (including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law.

     3.7 Each Settling Defendant will warrant as to itself that, as to any contribution to the Settlement Fund made by or on behalf of such Settling Defendant, at the time of such contribution, it was not insolvent, nor will the contribution render it insolvent within the meaning of and/or for the purposes of United States Bankruptcy Code, including Sections 101 and/or 547 thereof. This warranty is made by each such Settling Defendant and not by its counsel.

     3.8 If a case is commenced in respect to any Settling Defendant under Title 11 of the United States Code (Bankruptcy), or a trustee, receiver or conservator is appointed under any similar law, and in the event of the entry of a final order of a court of competent jurisdiction determining the transfer of the Settlement Fund by or on behalf of such Settling Defendant to be a voidable transfer, fraudulent conveyance or similar transaction, then the releases given and Judgment entered in favor of such Settling Defendant pursuant to this Stipulation shall be null and void, if and when the Settlement Fund is returned to that Defendant.

     3.9 The Escrow Agent shall invest the Settlement Fund in instruments backed by the full faith and credit of the United States Government or fully insured by the United States Government or an agency thereof and shall reinvest the proceeds of these instruments as they mature in similar instruments at their then current market rates.

     3.10 The Escrow Agent shall not disburse the Settlement Fund except as provided in the Stipulation, or with the written agreement of counsel for Settling Defendants and Plaintiffs' Settlement Counsel or pursuant to an order of the Court.

     3.11 Subject to further order and/or directions as may be made by the Court, the Escrow Agent is authorized to execute such transactions on behalf of the Settlement Class Members as are consistent with the terms of the Stipulation.

     3.12 All funds held by the Escrow Agent shall be deemed and considered to be in custodia legis of the Court, and shall remain subject to the jurisdiction of the Court, until such time as such funds shall be distributed pursuant to the Stipulation and/or further order(s) of the Court.

     3.13 (a) Settling Defendants and the Escrow Agent agree to treat the Settlement Fund as being at all times a "qualified settlement fund" within the meaning of Treas. Reg. Section 1.468B- 1. In addition, the Escrow Agent and, as required and reasonably requested by the Escrow Agent, Settling Defendants shall jointly and timely make such elections as necessary or advisable to carry out the provisions of this Paragraph 3.13, including the "relation-back election" (as defined in Treas. Reg. Section 1.468B-1(j)(2)) back to the earliest permitted date. Such elections shall be made in compliance with the procedures and requirements contained in such regulations. It shall be the responsibility of the Escrow Agent to timely and properly prepare, and deliver the necessary documentation for signature by all necessary parties, and thereafter to cause the appropriate filing to occur.

          (b) For the purpose of Section 468B of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, the "administrator" shall be the Escrow Agent. The

Escrow Agent shall timely and properly file all informational and other tax returns necessary or advisable with respect to the Settlement Fund (including without limitation the returns described in Treas. Reg. Sections 1.468B-2(k) and 1.468B-2(l)). Such returns (as well as the election described in Paragraph 3.13(a)) shall be consistent with this Paragraph
3.13 and in all events shall reflect that all taxes (including any interest or penalties) imposed on the income, assets or activities of the Settlement Fund shall be paid out of the Settlement Fund as provided in Paragraph 3.13(c) hereof.

          (c) All (i) taxes (including any interest or penalties) arising with respect to the income, assets or activities of the Settlement Fund, including, without limitation, all taxes described in Treas. Reg. Section 1.468B-2, and including any taxes or tax detriments that may be imposed upon Settling Defendants with respect to any income, assets or activites of the Settlement Fund whether or not the Settlement Fund qualifies as a "qualified settlement fund" for Federal or state income tax purposes) ("Taxes") and (ii) expenses and costs incurred in connection with the operation and implementation of this Paragraph 3.13 (including, without limitation, expenses of tax attorneys and/or accountants and mailing and distribution costs and expenses relating to filing (or failing to file) the returns described in this Paragraph 3.13) ("Tax Expenses"), shall be paid out of the Settlement Fund; in all events Settling Defendants shall have no liability or responsibility for the Taxes or the Tax Expenses. The Escrow Agent shall indemnify and hold Settling Defendants harmless for Taxes and Tax Expenses (including, without limitation, taxes payable by reason of any such indemnification). Further, Taxes and Tax Expenses shall be treated as, and considered to be, a cost of administration of the Settlement and shall be timely paid by the Escrow Agent out of the Settlement Fund without prior order from the Court and the Escrow Agent shall be obligated (notwithstanding anything herein to the contrary) to withhold from distribution to Settlement Class Members any funds necessary to pay such amounts including the establishment of adequate reserves for any Taxes and Tax Expenses (as well as any amounts that may be required to be withheld under Treas. Reg. Section 1.468B-2(1)(2)); Settling Defendants are not responsible and shall have no liability therefor. The Settling Parties agree to cooperate with the Escrow Agent, each other, and their tax attorneys and accountants to the extent reasonably necessary to carry out the provisions of this Paragraph 3.13.

          (d) For the purpose of this Paragraph 3.13, references to the Settlement Fund shall include both the Settlement Fund and the Class Notice and Administration Fund and shall also include any earnings thereon.

          4. Class Notice And Administration Fund

     4.1 The Escrow Agent shall establish a "Class Notice and Administration Fund," and Settling Defendants shall deposit $100,000 in it on or before December 31, 1996 as an advance against the amount of the Settlement Fund. The Settling Defendants shall have no obligation hereunder to contribute any amount in addition to this $100,000 to the Class Notice and Administration Fund. The Class Notice and Administration Fund may be replenished from the Settlement Fund prior to the Effective Date in the event the $100,000 amount is exhausted. The Class Notice and Administration Fund may be used by Plaintiffs' Settlement Counsel to pay costs and expenses reasonably and actually incurred in connection with providing notice to the Class, locating Class members, soliciting Class claims, assisting with the filing of claims, administering and distributing the Settlement Fund to the Members of the Settlement Class, processing Proofs of Claim and Release and paying escrow fees and costs, if any. The Class Notice and Administration Fund may also be invested and earn interest as provided for in Paragraph 3.9 of this Stipulation.

          5. Notice Order And Settlement Hearing

     5.1 Promptly after execution of the Stipulation, the Settling Parties shall submit the Stipulation together with its Exhibits to the Court and shall apply for entry of an order (the "Notice Order"), substantially in the form of Exhibit A hereto. The Notice Order shall specifically include provisions that, among other things, will:

          (a) Certify the Class for Settlement purposes only;

          (b) Preliminarily approve the Stipulation and the Settlement set forth herein as being fair, just, reasonable and adequate to the Settlement Class for purposes of Rule 23 of the Federal Rules of Civil Procedure;

          (c) Approve the form of Notice of Settlement of Class Action (the "Notice") (substantially in the form of Exhibit A-1 hereto) for mailing to members of the Class;

          (d) Approve the form of Proof of Claim and Release ("Proof of Claim and Release") (substantially in the form of Exhibit A-2 hereto) for mailing to Members of the Class;

          (e) Approve a summary notice of the proposed Settlement for publication (the "Summary Notice") (substantially in the form of Exhibit A-3 hereto);

          (f) Direct Plaintiffs' Settlement Counsel to mail or cause to be mailed by first class mail the Notice and the Proof of Claim and Release to those Persons in the Class who can be identified through reasonable effort, on or before the date specified in the Notice Order;

          (g) Direct that nominees who owned Chiron common stock during the Settlement Class Period for the benefit of others send the Notice and Proof of Claim and Release form to all such beneficial owners within ten (10) days after receipt of the Notice or send a list of the names and addresses of such beneficial owners to Plaintiffs' Settlement Counsel within ten (10) days of receipt of the Notice;

          (h) Direct Plaintiffs' Settlement Counsel to cause the Summary Notice to be published once in the national edition of Investor's Business Daily on or before the date specified in the Notice Order;

          (i) Provide that Class Members who wish to participate in the Settlement provided for in this Stipulation shall complete and file Proof of Claim and Release forms pursuant to the instructions contained therein;

          (j) Find that the notice given pursuant to subparagraphs (c)-(h) above, constitutes the best notice practicable under the circumstances, including individual notice to all Persons in the Class who can be identified upon reasonable effort, and constitutes valid, due and sufficient notice to all Persons in the Class, complying fully with the requirements of Rule 23 of the Federal Rules of Civil Procedure, the Constitution of the United States, and any other applicable law;

          (k) Schedule a hearing or hearings (the "Settlement Hearing") to be held by the Court to consider and determine whether the proposed Settlement of the Litigation as contained in the Stipulation should be approved as fair, reasonable and adequate and whether the Judgment approving the Settlement should be entered;

          (l) Provide that Class Members who so desire may exercise the right to exclude themselves from the Settlement Class but only if they comply with the requirements for so doing as set forth in the Notice;

          (m) Provide that at or after the Settlement Hearing, the Court shall determine whether the proposed Plan of Allocation should be approved;

          (n) Provide that at or after the Settlement Hearing the Court shall determine and enter an order regarding whether and in what amount attorneys' fees and reimbursement of expenses should be awarded to Plaintiffs' Settlement Counsel;

          (o) Provide that pending final determination of whether the Settlement contained in the Stipulation should be approved, neither the Representative Plaintiffs, nor any Class Member, either directly, representatively, or in any other capacity shall commence or prosecute any action or proceeding in any court or tribunal asserting any of the Released Claims against Settling Defendants;

          (p) Provide that prior to the Settlement Hearing, Plaintiffs' Settlement Counsel or their designee shall file with the Clerk of the Court a sworn statement describing the mailing and publication of the notices as required herein;

          (q) Provide that any objections to (i) the proposed Settlement contained in the Stipulation; (ii) entry of the Judgment approving the Settlement; (iii) the proposed Plan of Allocation or entry of the order approving same; or (iv) Representative Plaintiffs' Counsel's Fee and Expense Application, shall be heard and any papers submitted in support of said objections shall be received and considered by the Court at the Settlement Hearing only if, on or before the date specified in the Notice Order, Persons making objections shall file and serve written notice of their intention to appear (which shall set forth each objection and the basis therefor) and copies of any papers in support of their position as set forth in the Notice Order;

          (r) Provide that the Settlement Hearing may, from time to time and without further notice to the Settlement Class, be continued or adjourned by Order of the Court; and

          (s) Provide that, whether or not the Effective Date occurs, any Class Member who does not properly and timely request exclusion from the Class shall be bound by any and all judgments or settlements entered or approved by the Court, whether favorable or unfavorable to the Class.

          6. Releases

     6.1 Upon the Effective Date, as defined in Paragraph 1.8, each of the Settlement Class Members, whether or not such Settlement Class Member executes and delivers the Proof of Claim and Release, shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged all Released Claims against the Released Persons.

     6.2 The Proof of Claim and Release to be executed by the Settlement Class Members shall release all Released Claims against the Released Persons and shall be substantially in the form contained in Exhibit "A-2" hereto. All Settlement Class Members shall be bound by the release set forth in this Paragraph 6 whether or not they submit a valid and timely proof of claim form.

     6.3 Upon the Effective Date, as defined in Paragraph 1.8, each of the Released Persons shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged each and all of the Settlement Class Members and counsel to the Representative Plaintiffs from all claims (including "Unknown Claims"), arising out of, relating to, or in connection with the institution, prosecution or assertion of the Litigation or the Released Claims.

     6.4 Upon the Effective Date, as defined in Paragraph 1.8, all claims which have been, could have been, or could be asserted against the Released Persons, or any of them, by any person or entity who is, could be, or could have been named or added as a defendant in the Litigation (or in any other action where claims are, could be or could have been asserted by, or on behalf of the Class, including the Representative Plaintiffs), which are based on, arise from, or are in any way related to the claims in the Litigation, the Ciba Transaction or the transactions contemplated by the Stipulation, whether arising under federal or state law, including, without limitation, those based in tort, contract, or under any statute or body of law, to recover damages or other relief arising out of the

Released Claims, including, without limitation, claims for contribution, indemnification or reimbursement, however denominated, will be extinguished, discharged, satisfied, dismissed with prejudice, barred, and otherwise unenforceable, and the future filing of any such claims will be enjoined. Notwithstanding the above, this release is not intended to, and does not, release or extinguish any claim, right or defense which any Released Person may have against any other Released Person(s) with respect to claims that may be asserted by persons who timely and validly opt out of the Settlement Class in the Litigation ("Optout Claims"); the Released Persons reserve their respective rights, claims and defenses against each other with respect to any Optout Claims.

          7.   Administration And Distribution Of Settlement Fund

     7.1 Plaintiffs' Settlement Counsel, or their authorized agents, acting on behalf of the Settlement Class, and subject to such supervision and direction of the Court as may be necessary or as circumstances may require, shall administer and calculate the claims submitted by Settlement Class Members and shall oversee distribution of the Net Settlement Fund (defined below) to Authorized Claimants.

     7.2 The Settlement Fund shall be applied as follows:

          (a) To pay all the costs and expenses reasonably and actually incurred in connection with providing notice to the Class, locating Class members, soliciting Class claims, assisting with the filing of claims, administering and distributing the Settlement Fund to the Settlement Class, processing Proof of Claim and Release forms and paying escrow fees and costs, if any;

          (b) To pay Representative Plaintiffs' Counsel's attorneys' fees, expenses and costs with interest thereon (the "Fee and Expense Award"), if and to the extent allowed by the Court;

          (c) To pay or provide for the Taxes and Tax Expenses owed by the Settlement Fund; and

          (d) To distribute the balance of the Settlement Fund (the "Net Settlement Fund") to Authorized Claimants as allowed by the Stipulation, the Plan of Allocation or the Court.

     7.3 Upon the Effective Date and thereafter, and in accordance with the terms of the Stipulation, the Plan of Allocation, or such further approval and further order(s) of the Court as may be necessary or as circumstances may require, the Net Settlement Fund shall be distributed to Authorized Claimants, subject to and in accordance with the following:

          (a) Within ninety (90) days after the mailing of the Notice or such other time as may be set by the Court, each Person claiming to be an Authorized Claimant shall be required to submit to the claims administrator a completed Proof of Claim and Release form substantially in the form of Exhibit A-2 hereto and supported by such documents as specified in the Proof of Claim and Release form. However, any Authorized Claimant who submitted an approved Proof of Claim in connection with the previous partial settlement shall not be required to submit another claim form.

          (b) Except as otherwise ordered by the Court, all Settlement Class Members who fail to timely submit a valid Proof of Claim and Release form within such period, or such other period as may be ordered by the Court, or otherwise allowed, shall be forever barred from receiving any payments or other consideration pursuant to the Stipulation and the Settlement set forth herein, but will in all other respects be subject to and bound by the provisions of the Stipulation, the Settlement and releases contained herein, and the Judgment.

          (c) The Net Settlement Fund shall be distributed to the Authorized Claimants substantially in accordance with a Plan of Allocation to be described in the Notice and approved by the Court.

     7.4 Settling Defendants shall have no responsibility for, interest in, or liability whatsoever with respect to the investment or distribution of the Settlement Fund, the value of the Settlement Fund except to the extent specifically set forth in Paragraph 3.3, the Plan of Allocation, the determination, administration, calculation or payment of claims, the payment or withholding of taxes, or any losses incurred in connection therewith.

     7.5 No Person shall have any claim against Plaintiffs' Settlement Counsel or any claims administrator or other agent designated by Plaintiffs' Settlement Counsel based on the distributions made substantially in accordance with the Stipulation and the Settlement contained herein, the Plan of Allocation, or further orders of the Court.

     7.6 It is understood and agreed by the Settling Parties that any proposed Plan of Allocation of the Net Settlement Fund including, but not limited to, any adjustments to an Authorized Claimant's claim set forth therein, is not a part of the Stipulation and is to be considered by the Court separately from the Court's consideration of the fairness, reasonableness and adequacy of the Settlement set forth in the Stipulation, and any order or proceedings relating to the Plan of Allocation shall not operate to terminate or cancel the Stipulation or affect the finality of the Court's Judgment approving the Stipulation and the Settlement set forth herein, or any other orders entered pursuant to the Stipulation.

          8. Attorneys' Fees And Reimbursement Of Expenses

     8.1 The Representative Plaintiffs or their counsel may submit an application or applications (the "Fee and Expense Application") for distributions to them from the Settlement Fund for: (i) an award of attorneys' fees of up to one-third of the Settlement Fund; plus (ii) reimbursement of actual expenses and costs, including the fees of any experts or consultants incurred in connection with prosecuting the Litigation, plus any interest on such attorneys' fees, costs and expenses at the same rate and for the same periods as earned by the Settlement Fund as may be awarded by the Court. Representative Plaintiffs' Counsel reserve the right to make additional applications for fees and expenses incurred.

     8.2 The attorneys' fees, expenses and costs, including the fees of experts and consultants, as awarded by the Court, shall be paid to Plaintiffs' Settlement Counsel from the Settlement Fund, as ordered, within three (3) business days after the Court executes an order awarding such fees and expenses or the funding of the Settlement Fund, or the issuance of the Settlement Puts -- whichever is later. In the event that the Effective Date does not occur, or the Judgment or the Order making the Fee and Expense Award is reversed or modified on appeal, and in the event that the Fee and Expense Award has been paid to any extent, then Representative Plaintiffs' Counsel shall within five (5) business days from receiving notice from Settling Defendants' counsel or from a court of appropriate jurisdiction, refund to the Settlement Fund the fees, expenses, costs and interest previously paid to them from the Settlement Fund plus interest thereon at the same rate as earned on the Settlement Fund in an amount consistent with such reversal or modification.

     8.3 The procedure for and the allowance or disallowance by the Court of any applications by any of the counsel to the Representative Plaintiffs for attorneys' fees, costs and expenses, including the fees of experts and consultants, to be paid out of the Settlement Fund, are not part of the Settlement set forth in the Stipulation, and are to be considered by the Court separately from the Court's consideration of the fairness, reasonableness and adequacy of the Settlement set forth in the Stipulation, and any order or proceedings relating to the Fee and Expense Application, or any appeal from any order relating thereto or reversal or modification thereof, shall not operate to terminate or cancel the Stipulation, or affect or delay the finality of the Judgment approving the Stipulation and the Settlement of the Litigation set forth herein.

          9.   Conditions Of Settlement, Effect Of Disapproval,
               Cancellation Or Termination

     9.1 The Effective Date of the Stipulation shall be conditioned on the occurrence of all of the following events:

          (a) Settling Defendants have funded the Settlement Fund, as required by Paragraph 3 above;

          (b) The Court has entered the Notice Order, as required by Paragraph 5, above;

          (c) The period within which Class Members who so desire may exercise the right to exclude themselves from the Settlement

Class as set forth in the Notice has expired and the circumstances concerning such requests for exclusion under which Settling Defendants shall have the option to terminate this Stipulation and Settlement, as set forth in the Supplemental Agreement described in Paragraph 9.4, have not occurred, or, in the alternative, Settling Defendants do not exercise the option to terminate the Stipulation and Settlement in accordance with the terms of the Supplemental Agreement described in Paragraph 9.4;

          (d) The Court has entered the Judgment in the form of Exhibit B, in which the Court shall:

               (1) approve the Settlement and the Stipulation as fair, reasonable and adequate, for purposes of Rule 23 of the Federal Rules of Civil Procedure, and direct the Settling Parties to consummate the Settlement in accordance with the terms and conditions of the Stipulation;

               (2) dismiss the Complaint with prejudice as to Settling Defendants, including and against the Representative Plaintiffs and all Settlement Class Members (except those who file valid and timely requests for exclusion in accordance with the procedures set forth in the Notice and are excluded from the Class pursuant to the Judgment);

               (3) irrevocably and unconditionally release, settle and extinguish all the Released Claims and bar and permanently enjoin all Settlement Class Members (except those who file valid and timely requests for exclusion in accordance with the procedures set forth in the Notice and are excluded from the Class pursuant to the Judgment) from asserting any of the Released Claims;

               (4) find that there is no just reason for delay of entry of a final order as to the Settling Parties;

               (5) expressly direct that the Clerk of the Court enter the Judgment in accordance with the Federal Rules of Civil Procedure;

               (6) provide that the Court shall retain jurisdiction with respect to implementation and enforcement of the terms of the Stipulation, including the Settlement Puts, and all parties hereto submit to the jurisdiction of the Court for purposes of implementing and enforcing the Settlement embodied in the Stipulation, including the Settlement Puts;

               (7) provide such other and further provisions consistent with the terms and provisions of the Stipulation to which the Settling Parties agree;

          (e) The Judgment has become Final, as defined in Paragraph 1.11, above.

     9.2 The Judgment shall provide that on the Effective Date, in consideration of the substantial benefits the Representative Plaintiffs and the Settlement Class have received or will receive from the Settlement, all the Released Claims shall be fully, finally and forever settled, released and discharged, whether or not a Settlement Class Member executes and delivers a Proof of Claim and Release, it being the intent of the Settling Parties, upon approval of the Stipulation, to fully and finally resolve all Released Claims.

     9.3 Upon the occurrence of all of the events referenced in Paragraph
9.1 above, any and all remaining interest or right of Settling

Defendants in or to the Settlement Fund, if any, shall be absolutely and forever extinguished.

     9.4 If prior to the Settlement Hearing, Persons who otherwise would be members of the Settlement Class have filed with the Court timely requests for exclusion ("Requests for Exclusion") from the Settlement Class in accordance with the provisions of the Notice Order and the Notice given pursuant thereto, and such Persons in the aggregate sold a number of shares through the Ciba Tender Offer greater than the number of such shares specified in a separate Supplemental Agreement between the Settling Parties, or such Persons in the aggregate owned a number of shares of Chiron common stock at any time during the period from November 21, 1994 through and including January 3, 1995, other than shares sold by such Persons through the Ciba Tender Offer, greater than the number of such shares specified in such separate Supplemental Agreement. Settling Defendants shall have, in their sole and absolute discretion, the option to terminate this Stipulation in accordance with the procedures set forth in the Supplemental Agreement. The Supplemental Agreement will not be filed with the Court unless and until a dispute among the Settling Parties concerning its interpretation or application arises and in that event it shall be filed and maintained with the Court under seal. Copies of all Requests for Exclusion received, together with copies of all written revocations of Requests for Exclusion, shall be delivered to counsel for Settling Defendants no later than fifteen court days before the Settlement Hearing(s).

     9.5 If all of the conditions specified in Paragraph 9.1 are not met, then the Stipulation shall be cancelled and terminated unless

Plaintiffs' Settlement Counsel and counsel for Settling Defendants mutually agree in writing to proceed with the Stipulation.

     9.6 Unless otherwise ordered by the Court, in the event the Stipulation shall terminate, or be cancelled, or shall not become effective for any reason, within five (5) business days after written notification of such event is sent by counsel for Settling Defendants or Plaintiffs' Settlement Counsel to the Escrow Agent, the Settlement Fund (including accrued interest), plus any amount then remaining in the Notice and Administration Fund (including accrued interest), less expenses and costs which have either been disbursed pursuant to Paragraph 4.1 hereto, or are determined by the Court to be chargeable to the Notice and Administration Fund, shall be refunded by the Escrow Agent to Settling Defendants pursuant to written instructions from counsel to Settling Defendants in proportion to their respective contributions to the Settlement Fund. In such event, Settling Defendants shall be entitled to any tax refund owing to the Settlement Fund. At the request of Settling Defendants, the Escrow Agent or its designee shall apply for any such refund and pay the proceeds, less the cost of obtaining the tax refund to Settling Defendants.

     9.7 In the event that the Stipulation is not approved by the Court or the settlement set forth in the Stipulation is terminated or fails to become effective in accordance with its terms, the Settling Parties shall be restored to their respective positions in the Litigation as of October 9, 1996. In such event, the terms and provisions of the Stipulation, with the exception of Paragraphs 3.13, 8.2, 9.5-9.8, 10.3, 10.10-10.13 herein, shall have no further force and effect with respect to the Settling Parties and shall not be used in this Litigation or in any other proceeding for any purpose, and any Judgment or Order entered by the Court in accordance with the terms of the Stipulation shall be treated as vacated, nunc pro tunc.

     9.8 If the Effective Date does not occur, or if the Stipulation is terminated pursuant to its terms, neither the Representative Plaintiffs nor any of their counsel shall have any obligation to repay amounts actually and properly disbursed from the Notice and Administration Fund, subject to the limitations set forth in Paragraph 4.1 of this Stipulation. In addition, any expenses already incurred and properly chargeable to the Notice and Administration Fund pursuant to Paragraphs 4.1 hereof at the time of such termination or cancellation but which have not been paid, shall be paid by the Escrow Agent in accordance with the terms of the Stipulation prior to the balance being refunded in accordance with Paragraph 9.6 above.

          10. Miscellaneous Provisions

     10.1 The Settling Parties (a) acknowledge that it is their intent to consummate this agreement; and (b) agree to cooperate to the extent necessary to effectuate and implement all terms and conditions of the Stipulation and to exercise their best efforts to accomplish the foregoing terms and conditions of the Stipulation provided that nothing in this Stipulation shall require any of the Settling Defendants, any of their successors or any of their respective affiliates to register any securities pursuant to the Securities Act of 1933, to become a reporting company pursuant to the Securities Exchange Act of 1934 or to publicly disclose any information concerning Ciba, any of its successors or any of their respective affiliates other than information currently provided by Ciba to the Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1) under the Securities Exchange Act of 1934. Any issue as to whether a Settling Party or their counsel has acted or is acting reasonably in good faith with respect to any obligation or commitment undertaken in this Stipulation shall be submitted to the Honorable Edward A. Infante, United States Magistrate Judge for a determination which shall be binding and non-appealable.

     10.2 The parties intend this Settlement to be a final and complete resolution of all disputes between them with respect to the Litigation and the Released Claims. The Settlement compromises claims which are contested and shall not be deemed an admission by any Settling Party as to the merits of any claim. Accordingly, no press release or other public statements, other than what is contained in this Stipulation and the Notice, shall be made by any Settling Party except as agreed to by the Settling Parties. Further, the Settling Parties agree that the amount of the Settlement Fund and the other terms of the Settlement reflect a good faith Settlement of the claims in the Litigation, which has been reached voluntarily after consultation with competent legal counsel.

     10.3 Neither this Stipulation nor the settlement set forth herein, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the settlement: (i) is or shall be deemed to be or shall be used as an admission of Settling Defendants, any of the Released Persons, or any other Person of the validity of any Released Claims or any wrongdoing by or liability of any of the Released Persons; (ii) is or shall be deemed to be or shall be used as an admission of any fault or omission of Settling Defendants or any of the Released Persons in any statement, release or written document or financial report issued, filed or made;
(iii) shall be offered by a Settling Party or received in evidence against any of the Released Persons in any civil, criminal or administrative action or proceeding in any court, administrative agency or other tribunal other than such proceedings as may be necessary to consummate or enforce this Stipulation, the settlement set forth herein, the releases executed pursuant thereto, and/or the Judgment, except that this Stipulation and the Exhibits hereto may be filed in the Litigation or in any subsequent action brought against Settling Defendants, their Insurers and/or any Released Person in order to support a defense or counterclaim of Settling Defendants and/or any Released Persons of res judicata, collateral estoppel, release, good faith settlement, or any theory of claim or issue preclusion or similar defense or counterclaim, including without limitation specific enforcement of the settlement embodied in the Stipulation by way of injunctive relief.

     10.4 The Settling Parties and their counsel, and each of them, agree, to the extent permitted by law, that all agreements made during the course of the Litigation relating to the confidentiality of information shall survive this Stipulation.

     10.5 All of the Exhibits to the Stipulation are material and integral parts hereof and are fully incorporated herein by this reference.

     10.6 The Stipulation may be amended or modified only by a written instrument signed by or on behalf of all Settling Parties or their respective successors-in-interest.

     10.7 The Stipulation and the Exhibits attached hereto and the Supplemental Agreement Regarding Requests for Exclusion constitute the entire agreement among the parties hereto and no representations, warranties or inducements have been made to any party concerning the Stipulation or its Exhibits other than the representations, warranties and covenants contained and memorialized in such documents.

     10.8 Plaintiffs' Settlement Counsel, on behalf of the Class, are expressly authorized by the Representative Plaintiffs to take all appropriate action required or permitted to be taken by the Class pursuant to the Stipulation to effectuate its terms and also are expressly authorized to enter into any modifications or amendments to the Stipulation on behalf of the Class which they deem appropriate.

     10.9 Each counsel or other Person executing the Stipulation or any of its Exhibits on behalf of any party hereto hereby warrants that such person has the full authority to do so.

     10.10 The Stipulation may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument. A complete set of original executed counterparts shall be filed with the Court.

     10.11 The Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the parties hereto.

     10.12 The Court shall retain jurisdiction with respect to implementation and enforcement of the terms of the Stipulation, and all parties hereto submit to the jurisdiction of the Court for purposes of implementing and enforcing the Settlement embodied in the Stipulation.

     10.13 The Settling Parties agree to comply with the terms of the stipulated protective orders entered into between them in the Litigation.

     IN WITNESS WHEREOF, the parties hereto have caused the Stipulation to be executed by their duly authorized attorneys and dated as of October 9, 1996.

                              MILBERG WEISS BERSHAD
                                HYNES & LERACH LLP
                              KEITH F. PARK



                              /s/ KEITH F. PARK
                              ----------------------------
                                    KEITH F. PARK

                              600 West Broadway, Suite 1800
                              San Diego, CA  92101
                              Telephone:  619/231-1058

                              MILBERG WEISS BERSHAD
                                HYNES & LERACH LLP
                              JOHN E. GRASBERGER
                              JOHN K. GRANT
                              222 Kearny Street, 10th Floor
                              San Francisco, CA  94108
                              Telephone:  415/288-4545

                              WEISS & YOURMAN
                              KEVIN J. YOURMAN
                              JORDAN L. LURIE
                              10940 Wilshire Blvd.
                              Suite 2300
                              Los Angeles, CA  90024
                              Telephone:  310/208-2800

                              STULL, STULL & BRODY
                              JULES BRODY
                              MARK LEVIN
                              6 East 45th Street
                              4th Floor
                              New York, NY  10017
                              Telephone:  212/687-7230

                              FINKELSTEIN & ASSOCIATES
                              HOWARD D. FINKELSTEIN
                              501 West Broadway, Suite 1250
                              San Diego, CA  92101
                              Telephone:  619/238-1333

                              Attorneys for Plaintiffs

                              CRAVATH, SWAINE & MOORE
                              ROBERT H. BARON



                              /s/ ROBERT H. BARON
                              ---------------------------
                                  ROBERT H. BARON

                              825 Eighth Avenue
                              Worldwide Plaza
                              New York, NY  10019
                              Telephone:  212/474-1000

                              BRONSON, BRONSON & McKINNON
                              CARLYN CLAUSE
                              LAWRENCE R. KATZIN
                              505 Montgomery Street
                              San Francisco, CA  94111-2514
                              Telephone:  415/986-4200

                              Attorneys for the Ciba
                              Defendants

                       DECLARATION OF SERVICE BY MAIL



     I, the undersigned, declare:

     1. That declarant is and was, at all times herein mentioned, a citizen of the United States and a resident of the County of San Diego, over the age of 18 years, and not a party to or interested in the within action; that declarant's business address is 600 West Broadway, Suite 1800, San Diego, California 92101.

     2. That on December 18, 1996, declarant served the STIPULATION OF SETTLEMENT by depositing a true copy thereof in a United States mailbox at San Diego, California in a sealed envelope with postage thereon fully prepaid and addressed to the parties listed on the attached Service List.

     3. That there is a regular communication by mail between the place of mailing and the places so addressed.

     I declare under penalty of perjury that the foregoing is true and correct. Executed this 18th day of December, 1996, at San Diego,
California.

                              ------------------------------
                              DANELLE L. McNERTNEY